SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

SEC FILE NUMBER
0-22494

CUSIP NUMBER
03070Q 10 1

(Check one)

/  / Form 10-K /  / Form 20-F /  / Form 11-K /X/ Form 10-Q /  / Form N-SAR

For the period ended September 30, 2000

/  / Transition Report on Form 10-K

/  / Transition Report on Form 20-F

/  / Transition Report on Form 11-K

/  / Transition Report on Form 10-Q

/  / Transition Report on Form N-SAR

For the transition period ended ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________________________________________

PART I

REGISTRANT INFORMATION

Full Name of Registrant: Ameristar Casinos, Inc.

Former Name, if Applicable: ____________________________________________________

Address of Principal Executive Office (street and number): 3773 Howard Hughes Parkway, Suite 490 South

City, State and Zip Code: Las Vegas, Nevada 89109

      PART II

RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

/  / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 17, 2000, the Registrant entered into an agreement to sell substantially all of the assets of The Reserve Hotel and Casino, one of its operating properties, to Station Casinos, Inc. for a purchase price of $70 million. The inclusion of the effects of this transaction in the Registrant's financial statements for the quarter ended September 30, 2000 has resulted in a delay of the Registrant's finalization of such financial statements and the preparation of its Form 10-Q for the quarter ended September 30, 2000 (the "Form 10-Q") due to the complexities associated therewith. Such delay has resulted in the Registrant's inability to complete the Form 10-Q to permit the filing of the Form 10-Q within the prescribed time period.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Thomas M. Steinbauer, Senior Vice President and Chief Financial Officer, (702) 567-7000.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during

      the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

/X/ Yes /  / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

/X/ Yes /  / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Registrant's operating results for the quarter ended September 30, 2000 will be impacted by an impairment loss of $57.2 million resulting from the sale of The Reserve to Station Casinos, Inc, which sale was agreed to on October 17, 2000 and is expected to be completed by the end of January 2001. It is anticipated that this impairment loss will result in the Registrant reporting a loss from operations of approximately $49.6 million for the three months ended September 30, 2000 and a loss from operations of approximately $32.3 million for the nine months ended September 30, 2000.

AMERISTAR CASINOS, INC.

(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2000 By: /s/ THOMAS M. STEINBAUER

Thomas M. Steinbauer

Senior Vice President and

Chief Financial Officer